
November 3, 2020

Ketan Thakker
Chief Executive Officer
RDE, Inc.
5880 Live Oak Parkway
Suite 100
Norcross, GA 30093

> **Re: RDE, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed October 22, 2020**
> **File No. 024-11310**

Dear Mr. Thakker:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2020 letter.

Amendment No. 2 to Offering Circular on Form 1-A

Cover Page

1. We note the sentence on your cover page beginning "In the event the Company raises enough capital..." Capital and round lot holder requirements are among numerous requirements to list on Nasdaq. As such, your disclosure should not give the impression that listing on Nasdaq or another exchange would be imminent upon qualification of this offering statement. Please remove this sentence.

Exhibits 11.2 and 11.3
Consent of Independent Registered Public Accounting Firm

2.   Please have your independent public accounting firms update their consents for the financial statements of Ubid Holdings, Inc. and Restaurant.com for the years ended December 31, 2019 and 2018.

     You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Ernest Stern